UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  1-3215

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JOHNSON & JOHNSON
SAVINGS PLAN

(Full title of the Plan)

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.    Financial Statements and Supplemental Schedule

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Signatures

*Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Exhibits:

23.  Consent of PricewaterhouseCoopers LLP, dated June 25, 2015

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON SAVINGS PLAN

Date: June 25, 2015	By:	/s/ Peter Fasolo
Peter Fasolo
Chairman, Pension and Benefits Committee

JOHNSON & JOHNSON SAVINGS PLAN
__________________

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2014 AND 2013

Johnson & Johnson Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 14

Supplemental Schedule*:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	15

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974  (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of Johnson & Johnson Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Johnson & Johnson Savings Plan (the “Plan”) at December 31, 2014 and December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 25, 2015

Johnson & Johnson Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$12,372,140,500	$11,491,940,141
Total investments	12,372,140.500	11,491,940,141
Receivables
Employee contributions	—	35,971
Notes receivable from participants	96,202,932	98,852,655
Total receivables	96,202,932	98,888,626
Total assets	12,468,343,432	11,590,828,767
Liabilities
Accrued expenses	6,116,891	4,442,028
Total liabilities	6,116,891	4,442,028
Net assets available for benefits, at fair value	12,462,226,541	11,586,386,739
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(25,519,490)	(14,581,283)
Net assets available for benefits	$12,436,707,051	$11,571,805,456

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2014

Additions to net assets attributed to	2014
Investment Income/Loss
Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss	$1,056,271,983
Contributions
Employee contributions	463,524,009
Employer contributions	164,680,631
Asset transfers due to plan mergers	5,982,071
Total additions	1,690,458,694
Deductions from net assets attributed to
Benefits paid to participants	756,814,692
Administrative expenses	29,779,607
Asset transfers out	38,962,800
Total deductions	825,557,099
Net increase/(decrease)	864,901,595
Net assets available for benefits
Beginning of year	11,571,805,456
End of year	$12,436,707,051

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.    Description of the Plan

General
The Johnson & Johnson Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on June 1, 1982 for eligible salaried and non-union hourly employees of Johnson & Johnson (“J&J” or the “Company”) and certain domestic subsidiaries.  The Plan was designed to enhance the existing retirement program of eligible employees.  The funding of the Plan is made through employee and Company contributions.  The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”).  Transactions in the Trust are executed by the trustee, State Street Trust Company (“State Street” or “Trustee”). Recordkeeping services are provided by Aon Hewitt. The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share of the Trust.

This brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for complete information.

Contributions
In general, full-time salaried employees and certain non-union hourly, part-time and temporary employees can contribute to the Plan. There is no service requirement for employee contributions.

Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants.  Participating employees may contribute a minimum of 3% up to a maximum of 50% of eligible pay, as defined by the Plan.  Contributions can be pre-tax, Roth, post-tax or a combination of all three.  Pre-tax and Roth contributions may not exceed the smaller of (i) 50% of a participant’s base salary (and 1/2 paid commissions, if applicable) or (ii) $17,500 for 2014.  The maximum contributions to a participant’s account including participant pre-tax, Roth and post-tax contributions and the Company match is $52,000 for 2014.

Participants age 50 and over are eligible to contribute extra pre-tax and/or Roth contributions (“catch-up contributions”) above the annual Internal Revenue Service ("IRS") limitations up to $5,500 in 2014. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution.  This amount will be in addition to the pre-tax, Roth and post-tax contribution percentages that participants have elected. The catch-up contribution is not eligible for the Company matching contribution.

After one year of service, participants receive a Company matching contribution equal to 75% of the first 6% of a participant’s contributions.  The Company matching contribution is comprised of cash and invested in the current investment fund mix chosen by the participant.

Investments
Participants may invest in one or more of the nine investment funds offered by the Plan.  Each of the funds represents a mix of various investments. The investment mix chosen by the participant will apply to employee and Company matching contributions.  Rollover contributions are invested at the election of the participant.

Participants receive dividends on Johnson & Johnson Common Stock shares held in the Johnson & Johnson Stock Fund and Johnson & Johnson Stock Contributions Fund.  The dividends are automatically reinvested in the Johnson & Johnson Stock Fund unless specific elections are made to receive a cash payment.  The 2014 dividend pass-through amount paid to participants of $5,659,915 is reflected in benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.  For all other funds, the Trustee reinvests all dividend and interest income.

Vesting
A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, is always fully vested.  As a result, there are no forfeitures under the Plan.

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Payment of Benefits
Participants are allowed to withdraw an amount equal to their pre-August 1, 2003 post-tax contributions and earnings thereon, and unmatched post-tax contributions made after August 1, 2003 by the employee and earnings thereon, at any time. Participants may withdraw pre-tax, Roth or post-tax matched contributions, and the employer match after August 1, 2003, only upon meeting certain hardship conditions. The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant’s account balance.  Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund and/or the Johnson & Johnson Stock Contributions Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.

Benefits are also paid to participants upon termination of employment, long-term disability or retirement.  Participants can elect to defer payment until age 70 1/2 if account balances are greater than $5,000.  Distributions are paid either in a lump sum payment or installment payments made on a monthly, quarterly, or annual basis over a period of years selected by the participant.

A participant’s account may be distributed to his/her beneficiaries in lump sum, in installments or maintained in the Trust upon the participant’s death only if the beneficiary is a spouse.  Otherwise, it is paid to the beneficiary in a lump sum, either directly or rolled over to an Individual Retirement Account ("IRA").

Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Notes Receivable from Participants
Participants may borrow up to a maximum of 50% of their account balance.  The minimum loan amount is $1,000 and the maximum amount of all outstanding loans cannot exceed $50,000.  Loans bear an interest rate of prime plus 1% and are repayable within one to five years.  Due to acquisitions, there are some existing loans extending beyond five years, which must be allowed to continue once transferred into the Johnson & Johnson Savings Plan. The collateralized balances in the participant’s accounts have interest rates that range from 4.12% to 11.33%.  Principal and interest is paid ratably through payroll deductions for active employees.  Loans must be paid within two months following retirement or termination of employment with the Company.  If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant’s account balance and reported to the IRS as a distribution.

Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition of the Trust
The Plan’s interest in the Trust is stated at fair value. The investment in the Trust represents the Plan's interest in the net assets of the Trust.

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

As the investment funds contain various underlying assets such as stocks and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds.  The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds.  Each fund’s net asset value for a single unit is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses on the sale of investment securities are determined on the average cost method.  Dividend income is recorded on the ex-dividend date.  Interest income and administrative expenses are recorded on an accrual basis.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the investment income/(loss) for the Plan's interest in the Trust which consists of the Plan’s allocated change in unrealized appreciation and depreciation of the underlying investments, realized gains and losses on sales of investments and investment income/(loss).

Payment of Benefits
Benefits are recorded when paid.

Derivatives
The Trust attempts to mitigate credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures. The Trust does not require collateral or other security to support forward foreign exchange contracts. The Trust accounts for forward foreign exchange contracts at fair value. Fair value for exchange contracts is determined by the present value of future cash flows converted to U.S. dollars at the current spot foreign exchange rate.

The trust might invest in Interest rate swaps from time to time to manage portfolio duration, yield curve exposure, risk management and or to lock in interest rates. The Trust might also invest in credit default swaps from time to time to either gain or reduce credit exposure to an individual issuer or to a basket of issuers. Depending on the type of contract, the counterparty risk exposure can be either with the exchange or another counter party. The Trust accounts for interest rate and credit default swap contracts at fair value.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and the applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reporting of Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts are reported at fair value. Contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

3.    Master Trust

a.     Fair Value Measurements

The assets of the Johnson & Johnson Savings Plan, the Johnson & Johnson Savings Plan for Union Represented Employees, the Johnson & Johnson Retirement Savings Plan, the Retirement Plan of Johnson & Johnson and Affiliated Companies and the Johnson & Johnson Retirement Plan for Union Represented Employees comprise the total of the Trust which is held by State Street Bank and Trust Company.

The Plan’s valuation methodologies were applied to all of the Trust's investments carried at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•Level 1 - quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 - quoted prices for identical assets or liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•Level 3 - inputs are unobservable and significant to the fair value measurement. These are usually negotiated prices between two parties.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for the investments measured at fair value.

•Short-term investments - Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1.  Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

•Government & agency issues - The assets are comprised of government and agency securities and U.S. Treasury Bills and Notes of varying maturities. Level 2 fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

•Corporate debt - A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs, usually negotiated values agreed with the interested parties.

•Common and preferred stocks - U.S. and International common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all common and preferred stocks are classified within Level 1 of the valuation hierarchy.

•Common Collective Trusts ("CCTs") - The fair value of all CCT interests have been determined using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  CCTs that have a quoted market price in markets that are not active are classified as Level 2. A majority of the CCTs are used for liquidity purposes for both the defined benefit and defined contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity for the various Plan investment options. Participant directed purchases and sales are at the NAV. At December 31, 2014, approximately 74% of the CCTs are invested in passive strategies that mimic indices, and 26% are invested in active strategies. Additionally,
86% of the active and passive CCTs are invested in U.S. equities, with the remainder in International equities, U.S. bonds and emerging markets. Any Plan Sponsor (Johnson & Johnson) sales may be subject to gate keeping restrictions.

•Guaranteed Investment Contracts ("GICs") - Traditional GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations while considering the creditworthiness of the issuer, and are classified as Level 3.  The synthetic GIC and related investments are classified as Level 2 due to the fair value of the synthetic GIC being based on the underlying investments held in separate account portfolios. As of December 31, 2014, the portfolio of assets underlying the synthetic GIC includes government and agency securities (56%), corporate debt (29%), asset-backed debt (8%), cash (5%) and other securities (2%), which are selected at the discretion of the investment managers and are subject to the investment guidelines negotiated with the synthetic contract provider. The synthetic GIC has a fair value of $866,152,326 and $834,704,640 at December 31, 2014 and 2013, respectively.

•Other assets - Other assets are represented primarily by Limited Partnerships ("LPs"), as well as commercial loans and mortgages that are not classified as corporate debt. Other assets, that are exchange listed and actively traded, are classified as Level 1 while inactively traded assets are classified as Level 2. The LPs and other assets valued using unobservable inputs are classified as Level 3. The fair market value of all LP interests has been determined using NAV as a practical expedient.  At December 31, 2014, approximately 57% of the LP investments were in Emerging Market Equities with the remaining 43% in private equity investments.

At December 31, 2014 and 2013, the Trust had unfunded commitments of underlying funds of the LP investments of $51,902,341 and $58,271,809, respectively. These commitments are expected to be satisfied with new cash flows, distributions from existing funds, reinvestment of proceeds and/or from selling existing investments. The LP investments have target maturity dates ranging from 2014 through 2022 with renewal options available to the Plan.  The Trust's investments in the LPs are not redeemable at any point in time.

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

2014 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$37,902,111	$719,164,657	$—	$757,066,768
Government and agency securities	—	1,464,054,861	—	1,464,054,861
Corporate debt
S&P Rated AAA to BBB-	—	859,616,798	—	859,616,798
S&P Rated below BBB-	—	204,717,704	—	204,717,704
S&P Not Rated	—	67,272,187	407,264	67,679,451
Total Corporate Debt	—	1,131,606,689	407,264	1,132,013,953
Preferred stocks	30,297,969	—	—	30,297,969
Common stocks
U.S. Large Cap	10,312,968,804	—	—	10,312,968,804
U.S. Mid Cap	1,517,488,890	—	—	1,517,488,890
U.S. Small Cap	668,768,806	218	—	668,769,024
Total U.S. Common stocks	12,499,226,500	218	—	12,499,226,718
International Common stocks	3,504,324,392	1,925,483	—	3,506,249,875
Total Common stocks	16,003,550,892	1,925,701	—	16,005,476,593

Common Collective Trusts	—	6,347,586,025	—	6,347,586,025
Other assets and liabilities, net	453,965	271,050,664	95,778,193	367,282,822
Trust investments at fair value	16,072,204,937	9,935,388,597	96,185,457	26,103,778,991
Guaranteed/Synthetic investment contracts	—	866,152,326	989,510,636	1,855,662,962
Total Master Trust investments	$16,072,204,937	$10,801,540,923	$1,085,696,093	$27,959,441,953
Receivables				273,925,916
Payables				(259,245,209)
Adjustment from fair value to contract value for fully responsive benefit contracts				(26,171,732)
Net investment in Master Trust				$27,947,950,928

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

2013 Master Trust Investments Measured at Fair Value

	Quoted market prices inputs	Observable inputs	Unobservable inputs	Total Assets
December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Short-term investment funds	$36,288,898	$881,751,747	$—	$918,040,645
Government and agency securities	—	1,575,542,187	—	1,575,542,187
Corporate debt
S&P Rated AAA to BBB-	—	769,585,849	432,995	770,018,844
S&P Rated below BBB-	—	199,752,538	—	199,752,538
S&P Not Rated	—	—	—	—
Total Corporate Debt	—	969,338,387	432,995	969,771,382
Preferred stocks	35,067,526	—	—	35,067,526
Common stocks
U.S. Large Cap	9,009,077,873	—	—	9,009,077,873
U.S. Mid Cap	1,317,862,405	—	—	1,317,862,405
U.S. Small Cap	623,743,472	218	—	623,743,690
Total U.S. Common stocks	10,950,683,750	218	—	10,950,683,968
International Common stocks	3,547,133,592	6,332,176	—	3,553,465,768
Total Common stocks	14,497,817,342	6,332,394	—	14,504,149,736

Common Collective Trusts	—	5,564,487,057	—	5,564,487,057
Other assets and liabilities, net	707,572	218,686,749	105,559,060	324,953,381
Trust investments at fair value	14,569,881,338	9,216,138,521	105,992,055	23,892,011,914
Guaranteed/Synthetic investment contracts	—	834,704,640	1,106,659,655	1,941,364,295
Total Master Trust investments	$14,569,881,338	$10,050,843,161	$1,212,651,710	$25,833,376,209
Receivables				310,343,259
Payables				(305,195,326)
Adjustment from fair value to contract value for fully responsive benefit contracts				(14,942,659)
Net investment in Master Trust				$25,823,581,483

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Trust’s Level 3 assets for the year ended December 31, 2014.

	Corporate debt	Other assets	Guaranteed investment contracts	Totals
Balance December 31, 2013	$432,995	$105,559,060	$1,106,659,655	$1,212,651,710
Realized (losses) gains	558	(4,818,893)	—	(4,818,335)
Unrealized gains (losses) for assets still held at December 31, 2014	(422)	(442,669)	—	(443,091)
Transfers in	—	—	—	—
Transfers out	—	—	—	—
Purchases	—	8,676,280	743,764,512	752,440,792
Sales	(25,867)	(13,195,585)	(859,592,423)	(872,813,875)
Change in adjustment from fair value to contract value	—	—	(1,321,108)	(1,321,108)
Balance December 31, 2014	$407,264	$95,778,193	$989,510,636	$1,085,696,093

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Transfers into, and out of, Level 3 are valued utilizing values as of the beginning of the period. There were no transfers between Level 1, 2 or 3 assets.

The assets of the Plan are maintained in the Trust.  The Plan holds approximately 44.1% and 44.4%, respectively, of the Trust’s net assets as of December 31, 2014 and 2013.  The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan assets. Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.

The net investment income of the Trust was composed of the following:

	December 31,
	2014	2013
Net appreciation (depreciation ) in fair value of investments
Short-term investment funds	$(14,700,009)	$(7,289,656)
Government and agency securities	49,881,207	(83,228,622)
Corporate debt	(1,553,842)	(32,462,950)
Preferred stocks	(6,152,630)	6,630,111
Common stocks	1,224,840,294	3,650,506,108
Common Collective Trusts	318,535,550	1,142,701,334
Other assets	153,295,477	46,424,523
Receivables and payables	(61,855)	559,051
	1,724,084,192	4,723,839,899
Interest	170,144,695	211,019,284
Dividends	354,640,594	283,520,401
Net investment income	$2,248,869,481	$5,218,379,584

b.    Guaranteed and Synthetic Investment Contracts

The Trust holds investments in traditional and synthetic GICs.  The weighted average insurance financial strength rating of the insurers for these contracts is AA-.  These investments are recorded at their fair values. The traditional GICs’ contract value represents contributions made under the contract and reinvested income, less any withdrawals. The synthetic GICs are recorded at fair value, which represents the value of the underlying assets owned by the Trust plus the amount designed to smooth the impact of normal market fluctuations on those assets. Both the traditional and synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $988,512,767 and $1,104,340,679 at December 31, 2014 and 2013, respectively. The fair value of the traditional GICs, as determined by using discounted cash flows, was $989,510,636 and $1,106,659,655 at December 31, 2014 and 2013, respectively. The unobservable inputs which dictate fair value consist of the discount rates, which have a range of .41% to 1.87% and weighted average of .66%, and the contract rates, which range between .56% and 1.32% and weighted average of .45%. An increase in the discount rate will cause a decrease in fair value, while a decrease in the discount rate will increase fair value. An increase in the contract rate will cause an increase in fair value, while a decrease in the contract rate will result in a decrease in fair value.

The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust.  The portfolio of assets, overall of AA credit quality, underlying the synthetic GIC primarily includes government and agency securities, corporate debt, mortgage backed securities, and asset backed securities. The contract value of the synthetic GIC was $840,978,463 and $822,080,957 at December 31, 2014 and

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

2013, respectively. The fair value of the synthetic GIC is based on the fair value of the underlying pool of securities, and at December 31, 2014 and 2013 was $866,152,326 and $834,704,640, respectively.

The crediting interest rate for the synthetic GIC is calculated on a monthly basis using the contract value, and the market value, yield and duration of the underlying securities, and cannot be less than zero. The crediting interest rates for the traditional GICs are agreed to in advance with the issuer.  The crediting interest rate for the contracts at December 31, 2014 and 2013 was 1.64% and 1.92%, respectively.  In the event of extreme changes in interest rates, the crediting rate may be adjusted to reflect current market conditions.

Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the fair value bond strategies underlying the synthetic GIC; default or credit failures of any of the securities, investment contracts, or other investments held in the Trust; and the initiation of an extended termination (immunization) of the synthetic GIC.

The average market value yield of the contracts for 2014 and 2013 was 1.64% and 1.92%, respectively (calculated by taking the average of the monthly market value weighted yields of the investments). The average yield earned by the contracts that reflects the actual interest credited to participants in the Plan for 2014 and 2013 was 1.44% and 1.73%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Fixed Interest Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional and synthetic GIC may be different from each issuer. Examples of such events include:  the Plan’s failure to qualify under the Internal Revenue Code ("IRC") of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.  The Plan fiduciaries believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value, is not probable.

4.    Derivatives

a.	Forward Foreign Currency Contracts

The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar. To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust may enter into forward foreign exchange contracts. The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates.

The Trust had forward foreign exchange contracts outstanding at December 31, 2014 and 2013 in various currencies. At December 31, 2014 and 2013, the notional amount outstanding in the Trust for these contracts purchased and sold in 2014 were $14,260,855 and $36,467,956, respectively, and in 2013 were $10,524,492 and $50,943,461, respectively, and is representative of activity during the year. The fair value of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Plan Benefits. The net currency gain/loss recognized during 2014 and 2013 by the Trust was $737,138 and $442,370, respectively. This amount is included in the Plan’s Interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income/loss line item on the Statements of Changes in Net Assets Available for Plan Benefits.

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

b.	Swaps - Interest Rate and Credit Default

The Trust might invest in Interest rate swaps from time to time to manage portfolio duration, yield curve exposure, risk management and or to lock in interest rates. The Trust might also invest in credit default swaps from time to time to either gain or reduce credit exposure to an individual issuer or to a basket of issuers. Depending on the type of contract, the counterparty risk exposure can be either with the exchange or another counter party.

The Trust had swaps outstanding at December 31, 2014 and 2013. At December 31, 2014 and 2013, the notional amount outstanding in the Trust for these contracts was $70,151,824 and $45,098,917, respectively, and is representative of activity during the year.  The fair value of these derivative instruments is included in the Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value in the Statements of Net Assets Available for Plan Benefits. The Trust held no other material derivative financial instruments at December 31, 2014 and 2013, or during the year ended December 31, 2014.

5.    Notes Receivable from Participants

The Plan had participant loans outstanding at December 31, 2014 and 2013 of $96.2 million and $98.9 million, respectively.  The net decrease of $(2.7) million for 2014 represents loan issuances of $52.3 million, less loan retirements and payments toward outstanding loans of $55 million. Delinquent notes receivable from participants are reclassified to benefit payments based on terms of the Plan document.

6.    Tax Status

The IRS has determined and informed the Company by a letter dated September 16, 2013, that the Plan and the Trust are in compliance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator (Johnson & Johnson) and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.    Related Party Transactions

Certain Plan investments are shares of CCTs and are managed by State Street Global Advisors, a division of State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  As of December 31, 2014 and 2013, the total market value of investments in the institutional commingled funds allocated to the Plan and managed by State Street was $2,038,326,002 and $1,886,745,100, respectively.

The Plan also invests in shares of the Company.  The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2014 and 2013, the fair value of investments in Johnson & Johnson Common Stock was $3,220,754,488 and $2,800,455,400, respectively. During the year ended December 31, 2014, the Plan made purchases of $264,303,645 and sales of $240,485,137, of the Company’s common stock. The total dividend income received during 2014 was $81,168,945. The total realized and unrealized gains during 2014 were $126,386,856 and $1,741,534,085, respectively.

Johnson & Johnson Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

8.    Asset Transfers

As a result of a business acquisition by the Plan Administrator, the net assets of the SterilMed 401(k) Salary Savings Plan in the amount of $5,982,071 were transferred into the Plan in December 2014. Transfers out of the Plan from divestitures in July and August 2014 included the net assets of Ortho Clinical Diagnostic in the amount of $38,962,800. All transfers are reflected in the Statement of Changes in Net Assets Available for Benefits.

9.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$12,436,707,051	$11,571,805,456
Amounts allocated to withdrawing participants	(2,382,193)	(956,350)
Adjustment of synthetic GIC value from contract value to fair value	24,546,489	12,318,389
Net assets available for benefits per the Form 5500	$12,458,871,347	$11,583,167,495

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31, 2014
Benefits paid to participants per the financial statements	$756,814,692
Add: Amounts allocated to withdrawing participants at December 31, 2014 (not yet paid)	2,382,193
Less: Amounts allocated to withdrawing participants at December 31, 2013	(956,350)
Benefits paid to participants per the Form 5500	$758,240,535

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2014
Total investment income per the financial statements	$1,056,271,983
Net change in adjustment from contract value to fair value for synthetic GIC value	12,228,100
Total investment income per the Form 5500	$1,068,500,083

10.    Subsequent Events

On May 20, 2015, the Pension Committee amended the Plan to merge the Synthes (U.S.A.) Retirement Plan (“Merged Plan”) into this Plan, effective July 10, 2015 or as soon as practical thereafter. The merger is in accordance with Internal Revenue Code Section 414(l), and the transferred amounts will be credited to the investment fund under the Plan which most nearly corresponds to the investment fund under the Merged Plan from which the amounts were transferred in accordance with ERISA’s fiduciary principles. Following the merger and after any applicable blackout period, participants can direct the investment of transferred amounts as discussed in Note 1 above. The Merged Plan participants will remain fully vested in their transferred amounts and no balance that was previously forfeited under the Merged Plan will be restored unless the participant becomes employed by the Company prior to incurring five consecutive, one year breaks in service and repays the full amount of any prior distribution to the Plan before the fifth anniversary of the date of employment with the Company.

The Plan has assessed subsequent events through June 25, 2015, the date the financial statements were available to be issued and has determined that no other items require disclosure.

Johnson & Johnson Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Plan's interest in the Trust	Plan's interest in the Johnson & Johnson Pension and Savings Plans Master Trust	**	$12,372,140,500
*Participant loans	Interest rates ranging from 4.12% to 11.33%. Maturities ranging from 2015 - 2040	**	96,202,932

*	Represents party-in-interest transactions.

**	Not applicable